Statement of Financial Condition
as of October 31, 2022

NATIONAL BANK OF CANADA FINANCIAL INC.

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC.
Table of Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
National Bank of Canada Financial Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of National Bank of Canada Financial Inc. (the "Company") as of October 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
December 21, 2022



NATIONAL BANK OF CANADA FINANCIAL INC.
Statement of Financial Condition
As of October 31, 2022
(In Thousands of U.S. Dollars)

	$
Assets	
Cash	**3,467**
Securities borrowed	**3,290,721**
Securities received as collateral	**1,313,826**
Securities owned and derivatives, at fair value ($151,680 pledged under securities financing transactions and $92,932 pledged to a clearing organization)	**639,684**
Deposits with clearing organizations	**107,517**
Receivable from broker-dealers and clearing organizations	**304,698**
Receivable from customers	**36,998**
Receivable from related parties	**5,953**
Income taxes receivable	**9,164**
Deferred income taxes	**1,205**
Other assets	**12,940**
	5,726,173
Liabilities	
Bank loan payable to ultimate parent company	**214,491**
Securities loaned	**1,847,822**
Obligation to return securities received as collateral	**1,313,826**
Securities sold, not yet purchased and derivatives, at fair value	**1,665,142**
Payable to broker-dealers and clearing organizations	**26,215**
Payable to customers	**36,526**
Payable to related parties	**4,525**
Accrued expenses and other liabilities	**36,686**
	5,145,233
Stockholder's Equity	
Common stock, par value of one cent per share:	
3,000 shares authorized	
1,000 shares issued and outstanding	**-**
Additional paid-in capital	**456,537**
Retained earnings	**124,403**
	580,940
	5,726,173

The accompanying notes are an integral part of this statement of financial condition.

1.   Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* ("SEA") as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation and is registered with the Municipal Securities Rulemaking Board.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("NBC").

2.   Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Financial Instruments Transactions

Financial instruments transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased as well as derivatives are recorded at fair value in accordance with the Financial Accounting Standard Board ("FASB")'s *Accounting Standard Codification* ("ASC") 820, "Fair Value Measurement".

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, option and futures contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

2. Significant Accounting Policies (continued)

Allowance for Credit Losses

The Company accounts for credit losses on financial assets measured at amortized cost in accordance with FASB ASC 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 prescribes an impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate the expected credit losses over the entire life of the asset, recorded at inception or purchase.

The Company applies the guidance in ASC 326 to securities borrowed and certain amounts receivable (including those related to securities transactions, securities borrowing and lending transactions and contracts with customers) carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial assets as provided under the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. For securities borrowed, given the continued marking of the underlying collateral, the Company applies a practical expedient, based on the fair value of the collateral, to measure the allowance for credit losses.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

3.   Fair Value and Financial Instruments

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Accordingly, all of these exchange-traded securities are categorized in Level 1 of the fair value hierarchy.

(b) Listed Derivative Contracts

Listed derivatives contracts entered into by the Company are actively traded, are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(c) Over-the-Counter ("OTC") Interest Rate Swap Contracts

OTC interest rate swap contracts are valued based on the income approach. This approach is based on a discounted cash flow analysis whereby the value of the security is equal to the net present value of its future cash inflows or outflows. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(d) OTC Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Securities owned and derivatives					
Exchange-traded equity securities	204,145	-	-	-	204,145
Exchange-traded funds	147,785	-	-	-	147,785
Exchange-traded options contracts	287,483	-	-	-	287,483
Interest rate swap contracts	-	16,694	-	(16,694)	-
Total return equity swap contracts	-	271	-	-	271
	639,413	16,965	-	(16,694)	639,684
Securities received as collateral	1,313,826	-	-	-	1,313,826
	1,953,239	16,965	-	(16,694)	1,953,510
Financial liabilities					
Securities sold, not yet purchased and derivatives					
Exchange-traded equity securities	1,361,510	-	-	-	1,361,510
Exchange-traded options contracts	303,423	-	-	-	303,423
Interest rate swap contracts	-	16,903	-	(16,694)	209
	1,664,933	16,903	-	(16,694)	1,665,142
Obligation to return securities received as collateral	1,313,826	-	-	-	1,313,826
	2,978,759	16,903	-	(16,694)	2,978,968

There were no transfers between all levels of the fair value hierarchy during the year.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	**3,467**	**3,467**	**3,467**	**-**	**-**
Securities borrowed	**3,290,721**	**3,290,721**	**-**	**3,290,721**	**-**
Deposits with clearing organizations	**107,517**	**107,517**	**107,517**	**-**	**-**
Receivable from broker-dealers and clearing organizations	**304,698**	**304,698**	**-**	**304,698**	**-**
Receivable from customers	**36,998**	**36,998**	**-**	**36,998**	**-**
Receivable from related parties	**5,953**	**5,953**	**-**	**5,953**	**-**
Other assets	**4,051**	**4,051**	**-**	**4,051**	**-**
	3,753,405	**3,753,405**	**110,984**	**3,642,421**	**-**
Financial liabilities					
Bank loan payable to ultimate parent company	**214,491**	**214,491**	**-**	**214,491**	**-**
Securities loaned	**1,847,822**	**1,847,822**	**-**	**1,847,822**	**-**
Payable to broker-dealers and clearing organizations	**26,215**	**26,215**	**-**	**26,215**	**-**
Payable to customers	**36,526**	**36,526**	**-**	**36,526**	**-**
Payable to related parties	**4,525**	**4,525**	**-**	**4,525**	**-**
Accrued expenses and other liabilities	**1,964**	**1,964**	**-**	**1,964**	**-**
	2,131,543	**2,131,543**	**-**	**2,131,543**	**-**

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2022
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2022, the Company's greatest concentration of credit risk is from amounts totaling $8,218 that are receivable from the parent company (see Note 8).

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, futures, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with NBC to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of NBC's stock price.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional amounts of derivative financial instruments as of October 31, 2022, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contracts			
Total return equity swap contracts	**13,617**	-	**13,617**
Exchange-traded contracts			
Long options contracts	**2,259,579**	-	**2,259,579**
Short options contracts	**2,252,282**	-	**2,252,282**
	4,525,478	-	**4,525,478**
Interest rate derivatives			
OTC contracts			
Interest rate swap contracts	**4,505,751**	-	**4,505,751**
	9,031,229	-	**9,031,229**

During the year ended October 31, 2022, the month-end notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $7,454,000 to $21,863,000.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2022, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contracts		
Total return equity swap contracts	271	-
Exchange-traded contracts		
Options contracts	287,483	303,423
	287,754	303,423
Interest rate derivatives		
OTC contracts		
Interest rate swap contracts	16,694	16,903
	16,694	16,903
Total derivatives	304,448	320,326
Netting	(16,694)	(16,694)
	287,754	303,632

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

Interest rate swap contracts entered into with NBC are subject to daily variation margin cash settlements.

(In Thousands of U.S. Dollars)

4. Securities Financing

Securities borrowed and securities loaned transactions are presented on the statement of financial condition except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the fair value of securities loaned.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related parties, see Note 8.

The following table presents as of October 31, 2022, the gross and net balances of securities borrowed and loaned.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Securities borrowed	**3,290,721**	**-**	**3,290,721**	**(3,182,745)**	**-**	**107,976**

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Securities loaned	**1,847,822**	**-**	**1,847,822**	**(1,763,288)**	**-**	**84,534**

(In Thousands of U.S. Dollars)

4. Securities Financing (continued)

The following tables present as of October 31, 2022, security class information related to the gross asset for securities borrowed and the gross liability for securities loaned as well as the remaining maturity of the agreements.

	Securities Borrowed	Securities Loaned
	$	$
Exchange-traded equity securities, funds and real estate investment trusts	3,239,268	1,796,332
Corporate bonds	24,959	24,983
Canadian provincial bonds	26,395	26,408
Supranational bonds	99	99
	3,290,721	1,847,822

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities borrowed	3,290,572	-	149	-	3,290,721
Securities loaned	1,755,226	92,596	-	-	1,847,822

5. Pledged Securities Owned and Collateral

The Company pledges certain of its securities owned to collateralize securities financings as well as to meet certain obligations under an agreement with a clearing organization. Pledged securities that can be sold or repledged by the secured party are identified in the statement of financial condition.

As of October 31, 2022, the carrying value of pledged securities owned that can be sold or repledged by the counterparty was as follows:

	$
Securities owned pledged under securities financing transactions	151,680
Securities owned pledged to a clearing organization	92,932
	244,612

Under its securities borrowed agreements, the Company is permitted to sell or repledge the securities received. As of October 31, 2022, the fair value of securities received under securities borrowed transactions amounted to $3,182,745 of which the Company repledged $1,582,221 under securities loaned transactions.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2022
(In Thousands of U.S. Dollars)

5. Pledged Securities Owned and Collateral (continued)

The Company received collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of collateral received and the related obligation to return the collateral in the statement of financial condition. As of October 31, 2022, securities received as collateral of $1,313,826 and an obligation to return securities received as collateral of $1,313,826 were reported in the statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was $1,286,982 (see Note 8) as of October 31, 2022.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by NBFI.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2022, consist of the following:

	Receivable $	Payable $
Securities failed-to-deliver/receive (Note 8)	25,570	26,035
Receivable from/payable to broker-dealers (Note 8)	1,082	180
Receivable from clearing organizations	278,046	-
	304,698	26,215

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date. Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

7. Receivable from and Payable to Customers

As of October 31, 2022, amounts receivable from and payable to customers consist of the following:

	Receivable $	Payable $
Securities failed-to-deliver/receive	36,998	36,526

(In Thousands of U.S. Dollars)

8. Related Party Transactions

The Company is involved in securities lending transactions with NBFI and has service agreements in place with NBFI and NBC, and NBC's U.S. branch. The service agreements describe certain services, expense sharing arrangements and other assistance the Company provides to its affiliates as well as describing services and functions provided by those affiliates to the Company.

The following table sets forth the Company's related party assets and liabilities as of October 31, 2022:

	Parent Company	NBFI	NBC	Total
	$	$	$	$
Assets				
Cash	-	-	3,457	3,457
Securities owned and derivatives				
Total return equity swap contracts	-	-	271	271
Securities borrowed	-	1,770,545	425,590	2,196,135
Receivable from broker-dealers and clearing organizations				
Securities failed-to-deliver	-	25,570	-	25,570
Receivable from broker-dealers	-	5	-	5
Receivable from related parties	-	5,746	207	5,953
Income taxes receivable	8,218	-	-	8,218
	8,218	1,801,866	429,525	2,239,609
Liabilities				
Bank loan payable to ultimate parent company				
Loan bearing interest at the rate of 3.05% per annum, maturing on November 9, 2022	-	-	214,491	214,491
Securities sold, not yet purchased and derivatives				
Interest rate swap contracts	-	-	209	209
Securities loaned	-	896,425	747	897,172
Payable to related parties	-	-	4,525	4,525
	-	896,425	219,972	1,116,397

As of October 31, 2022, securities received as collateral in the amounts of $1,060,166 and $225,491 were repledged to NBFI and NBC, respectively, under securities for securities financing transactions.

(In Thousands of U.S. Dollars)

9. Income Taxes

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly, the Company is included in the combined state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. The Company's income tax provision is computed based on the U.S. federal statutory rate and the average state and local statutory rates, net of the related federal benefit. The Company's effective tax rate differs from the U.S. federal statutory tax rate primarily as a result of state and local income taxes.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2022, the Company had deferred income tax assets totaling $1,205, net of deferred income tax liabilities. The Company's deferred income tax assets included an asset, resulting from a foreign tax credit due from the parent company, of $6,397 which will expire through 2032 if not utilized prior to that date. Management concluded that it is more likely than not that the entire amount of the foreign tax credit carry forward will not be realized in the future carry forward periods. As a result, the Company continues to maintain a valuation allowance against its deferred income tax asset related to the foreign tax credit. The valuation allowance decreased by $680 during the year ended October 31, 2022.

As of October 31, 2022, the Company had no gross unrecognized tax benefits.

The Company is currently under examination by New York State for income tax returns for the years ended October 31, 2016 to 2020. The Company remains subject to examination by state, local and foreign tax authorities for income tax returns for the years ended October 31, 2016 to 2021, as well as for its U.S. federal income tax returns for the years ended October 31, 2017 to 2021.

(In Thousands of U.S. Dollars)

10. Operating Lease Right-of-Use Assets and Liabilities

The Company enters into operating leases for office facilities and equipment. FASB ASC 842, "Leases", requires the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

The following table presents lease related amounts reflected in the statement of financial condition as of October 31, 2022:

	$
Other assets – Operating lease right-of-use assets	**7,528**
Accrued expenses and other liabilities – Operating lease liabilities	**8,250**

The following table presents information about operating lease liabilities as of October 31, 2022:

Year Ending on October 31st of:	$
2023	**1,363**
2024	**1,443**
2025	**1,454**
2026	**1,454**
2027	**1,454**
Thereafter	**1,695**
Total undiscounted lease payments	**8,863**
Imputed interest	**(613)**
Total operating lease liabilities	**8,250**
Weighted average remaining lease term	**6.2 years**
Weighted average discount rate	**2.39%**

(In Thousands of U.S. Dollars)

11. Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

12. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2022, the Company had net capital, as defined, of $426,058, which was $425,808 in excess of its minimum net capital of $250.

13. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.

14. Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of October 31, 2022, and were subsequently settled had no material effect on the statement of financial condition as of that date.